Exhibit 4(a)

        AMENDMENT No. 5 entered into as of January 12, 2000 (this "Amendment"), to the Credit Agreement dated as of February 12, 1998 (as amended, supplemented or otherwise modified from time to time, the "Credit Agreement"), among Magellan Health Services, Inc., a Delaware corporation (the "Parent Borrower"); Charter Behavioral Health System of New Mexico, Inc., a New Mexico corporation; Merit Behavioral Care Corporation, a Delaware corporation; each other wholly owned domestic subsidiary of the Parent Borrower that becomes a "Subsidiary Borrower" pursuant to Section 2.23 of the Credit Agreement (each, a "Subsidiary Borrower" and, collectively, the "Subsidiary Borrowers" (such term is used herein as modified in Article I of the Credit Agreement); the Parent Borrower and the Subsidiary Borrowers are collectively referred to herein as the "Borrowers"); the Lenders (as defined in Article I of the Credit Agreement); The Chase Manhattan Bank, a New York banking corporation, as administrative agent (in such capacity, the "Administrative Agent") for the Lenders, as collateral agent (in such capacity, the "Collateral Agent") for the Lenders and as an issuing bank (in such capacity, an "Issuing Bank"); First Union National Bank, a national banking corporation, as syndication agent (in such capacity, the "Syndication Agent") for the Lenders and as an issuing bank (in such capacity, an "Issuing Bank"); and Credit Lyonnais New York Branch, a licensed branch of a bank organized and existing under the laws of the Republic of France, as documentation agent (in such capacity, the "Documentation Agent") for the Lenders and as an issuing bank (in such capacity, an "Issuing Bank" and, together with The Chase Manhattan Bank and First Union National Bank, each in its capacity as an issuing bank, the "Issuing Banks").

    A.  The Lenders and the Issuing Banks have extended credit to the Borrowers, and have agreed to extend credit to the Borrowers, in each case pursuant to the terms and subject to the conditions set forth in the Credit Agreement.

    B.  The Parent Borrower has requested that the Required Lenders amend certain provisions of the Credit Agreement as set forth herein, and the Required Lenders are willing so to amend such provisions of the Credit Agreement, on the terms and subject to the conditions set forth in this Amendment.

    C.  Capitalized terms used but not defined herein have the meanings assigned to them in the Credit Agreement (as amended hereby).

    Accordingly, in consideration of the mutual agreements herein contained and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

    SECTION 1.  Amendments to Section 1.01. (a)  The definition of the term "Acquired Entity EBITDA" in Section 1.01 of the Credit Agreement is hereby amended by adding the following new sentence at the end of the existing definition:

  If the portion of the Acquired Entity EBITDA of any Acquired Entity for any period ending (a) within one year following the date of acquisition of such Acquired Entity and (b) on or prior to March 31, 2001, that is attributable to the portion of such period ending on such date of acquisition is negative, then, if elected by the Parent Borrower, such portion of such Acquired Entity EBITDA shall be deemed to be zero, provided that, during the term of this Agreement, the aggregate amount of all Acquired Entity EBITDA deemed to be zero pursuant to such an election by the Parent Borrower shall not exceed $7,500,000.

    (b) The definition of the term "Consolidated Current Assets" in Section 1.01 of the Credit Agreement is hereby amended by deleting the existing definition and replacing it in its entirety as follows:

  "Consolidated Current Assets" shall mean, at any date of determination, all assets (excluding cash and cash-equivalents, other than cash and cash-equivalents held in any escrow or special purpose or restricted account to the extent that such cash and cash-equivalents relate to liabilities comprising "medical claims payable" or other current liabilities related to such "medical claims payable", in any case, to the extent the same are included in Consolidated Current Liabilities) that would, in accordance with GAAP, be classified on a consolidated balance sheet of the Parent Borrower and the Subsidiaries as current assets at such date of determination.

    (c) The definition of the term "Consolidated Net Worth" in Section 1.01 of the Credit Agreement is hereby amended by deleting the existing definition and replacing it in its entirety as follows:

  "Consolidated Net Worth" shall mean, as at any date of determination, the sum of (a) the consolidated stockholders' equity of the Parent Borrower and the Subsidiaries, as determined on a consolidated basis in accordance with GAAP, and (b) to the extent not reflected in the calculation in clause (a) above, the Net Cash Proceeds of each Equity Issuance.

    (d) The definition of the term "Permitted Non-Guarantor Transactions" is amended by replacing each reference to "$25,000,000" in that definition with a reference to "$35,000,000".

    (e) The definition of the term "Permitted Non-Control Investments" is amended by replacing each reference to "$25,000,000" in that definition with a reference to "$35,000,000".

    (f) The definition of the term "Specified Equity Issuance" is amended by (i) inserting after the text "March 31, 2000" the text:

  (or, in the case of an Equity Issuance made upon the exercise of any option granted by the Parent Borrower, the terms and conditions of which option have been approved by the Required Lenders, on or before the last date that such option may be exercised under such terms and conditions (as in effect on the date of such approval by the Required Lenders))

      (ii) replacing the reference to "$76,000,000" in that definition with a reference to "$85,000,000".

    SECTION 2.  Amendment to Section 5.04(c).  Section 5.04(c) is amended and restated in its entirety to read:

  (c) within (i) 30 days after the end of each month (other than (A) the last month of any fiscal quarter and (B) the month of October), and (ii) within 45 days after the end of each October, its unaudited consolidated balance sheet and related statements of income and cash flows, showing the consolidated financial condition of the Parent Borrower and its consolidated Subsidiaries, in all cases as of the close of such month, and the consolidated results of its operations and cash flows during such month and the then-elapsed portion of the fiscal year.

    SECTION 3.  Approval of Option Issuance and Exercise.  By its execution hereof, each Lender shall have given its approval to (a) the terms and conditions of the option to acquire Capital Stock of the Parent Borrower described in the letter (the "Request Letter") from the Parent Borrower to the Administrative Agent dated December 22, 1999 (including all attachments thereto), and (b) to the terms of any Specified Equity Issuance that would result from the exercise of such option in accordance with such terms and conditions.

    SECTION 4.  Limited Waiver of Section 6.06.  The Required Lenders hereby waive compliance by the Borrowers and the Subsidiaries with the provisions of Section 6.06(a) to the Credit Agreement to the extent, but only to the extent, necessary to permit the Parent Borrower to repurchase (the "Rainwater Repurchase") shares of its Series A Preferred Stock from TPG Magellan, LLC and certain of its affiliates and assignees (collectively, "TPG Magellan"), provided that (a) the Rainwater Repurchase is consummated pursuant to the exercise by Rainwater-Magellan Holdings, L.P. and its affiliates and assignees (collectively, "Rainwater") of certain pre-emptive rights described under the heading "Pre-Emptive Rights" in the attachment to the Request Letter and (b) substantially simultaneously with the Rainwater Repurchase, (i) an equivalent number of shares of Series A Preferred Stock of the Parent Borrower is issued to Rainwater and (ii) the Parent Borrower receives aggregate cash consideration from Rainwater equivalent to the aggregate cash consideration paid by the Parent Borrower to TPG Magellan in connection with the Rainwater Repurchase.

    SECTION 5.  Representations and Warranties.  Each Borrower represents and warrants to the Administrative Agent and to each of the Lenders that:

    (a) This Amendment has been duly authorized, executed and delivered by it and constitutes a legal, valid and binding obligation of each Loan Party hereto, enforceable against such Loan Party in accordance with its terms.

    (b) Before and after giving effect to this Amendment, the representations and warranties set forth in Article III of the Credit Agreement are true and correct in all material respects on and as of the date hereof with the same effect as if made on and as of the date hereof, except to the extent such representations and warranties expressly relate to an earlier date.

    (c) Before and after giving effect to this Amendment, no Event of Default or Default has occurred and is continuing.

    SECTION 6.  Amendment Fee.  In consideration of the agreements of the Lenders contained in this Amendment, the Parent Borrower agrees to pay to the Administrative Agent, for the account of each Lender that delivers an executed counterpart of this Amendment prior to 3:00 p.m., New York City time, on January 12, 2000, an amendment fee (the "Amendment Fee") in an amount equal to 0.05% of the sum of such Lender's outstanding Term Loans and Revolving Credit Commitment as of such date.

    SECTION 7.  Conditions to Effectiveness.  This Amendment shall become effective as of December 31, 1999, when (a) the Administrative Agent shall have received (i) counterparts of this Amendment that, when taken together, bear the signatures of the Borrowers and the Required Lenders and (ii) the Amendment Fees, (b) the representations and warranties set forth in Section 5 hereof are true and correct and (c) all fees and expenses required to be paid or reimbursed by the Borrowers pursuant hereto or to the Credit Agreement shall have been paid or reimbursed, as applicable.

    SECTION 8.  Credit Agreement.  Except as specifically amended hereby, the Credit Agreement shall continue in full force and effect in accordance with the provisions thereof as in existence on the date hereof. After the date hereof, any reference to the Credit Agreement shall mean the Credit Agreement as amended hereby. This Amendment shall be a Loan Document for all purposes.

    SECTION 9.  Applicable Law.  THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

    SECTION 10.  Counterparts.  This Amendment may be executed in two or more counterparts, each of which shall constitute an original but all of which when taken together shall constitute but one agreement. Delivery of an executed signature page to this Amendment by facsimile transmission shall be effective as delivery of a manually signed counterpart of this Amendment.

    SECTION 11.  Expenses.  The Parent Borrower agrees to reimburse the Administrative Agent for its out-of-pocket expenses in connection with this Amendment, including the reasonable fees, charges and disbursements of Cravath, Swaine & Moore, counsel for the Administrative Agent.

    IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first written above.

MAGELLAN HEALTH SERVICES, INC.,
by	/s/ JAMES R. BEDENBAUGH
Name: James R. Bedenbaugh Title: Senior Vice President & Tresurer
CHARTER BEHAVIORAL HEALTH SYSTEM OF NEW MEXICO, INC.,
by	/s/ CHARLOTTE A. SANFORD
Name: Charlotte A. Sanford Title: Treasurer
MERIT BEHAVIORAL CARE CORPORATION,
by	/s/ CHARLOTTE A. SANFORD
Name: Charlotte A. Sanford Title: Treasurer
THE CHASE MANHATTAN BANK, individually and as Administrative Agent, Collateral Agent and an Issuing Bank,
by	/s/ DAWN LEE LUM
Name: Dawn Lee Lum Title: Vice President
FIRST UNION NATIONAL BANK, individually and as Syndication Agent and an Issuing Bank,
by	/s/ JOYCE C. BARRY
Name: Joyce C. Barry Title: Senior Vice President
CREDIT LYONNAIS NEW YORK BRANCH, individually and as Documentation Agent and an Issuing Bank,
by	/s/ FARBOUD TAVANGAR
Name: Farboud Tavangar Title: Senior Vice President